Mail Stop 3561


March 29, 2006

Steven Chan, President
Driftwood Ventures, Inc.
14363 Park Drive
Surrey, British Columbia
Canada V3R 5P2

    Re:  Driftwood Ventures, Inc.
        	Amendment No. 3 to Registration Statement on
            Form SB-2
      Filed March 2, 2006
      File No. 333-124829

Dear Mr. Chan:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our prior comment eleven from our letter dated January 30, 2006. Please update the company`s address on the front page of the registration statement and the cover page of the prospectus.





Risk Factors, page, page 6

2. We note that the disclosure in risk factor four refers to the company`s audited financial statements for the period ended
December
31, 2004.  Please update this disclosure.

Organization Within Last Five Years, page 19

3. With regard to the period of time that the company was dormant, please briefly disclose why the company did not commence operations immediately after incorporating.

Description of Business, page 19

4. We note the disclosure on page 20 that "[h]e is preparing a summary and interpretation of the results, which he will provide to us in January 2006." Please update this disclosure.

Plan of Operations, page 24

5. Please discuss in detail what factors the company will consider in determining whether to conduct a phase three program and when the company expects to make this determination.

6. We note the disclosure in the fourth paragraph, "[e]ven after completing the phase two exploration program, we will have to spend funds on further exploration before we will know if we have a commercially viable mineral deposit." We also note that you anticipate "several drilling programs, as well as engineering studies to determine the feasibility of operating a mine on the property." Please clarify whether the company is referring to the phases three and/or four programs. If not, please provide an estimate of the funds that will be needed, to the extent possible.

7. Please discuss the principal terms of the loan agreement between
Mr. Chan and the company.

8. We note the disclosure that "[u]ntil such time as the company is listed on the OTC Bulletin Board it expects to be financed by loans from directors and the issue of its common stock by way of private placements." Please discuss whether directors will loan funds to the company to complete phases three and/or four programs and disclose definitive plans, if any, for directors to loan funds to the company.
Also discuss what type of financing the company would pursue after the company`s securities are listed on the OTC Bulletin Board.

Certain Relationships and Related Transactions, page 25

9. Please name the promoters and discuss all transactions between the company and promoters, including issuance of stock, as required by
Item 404(d) of Regulation S-B.

General

10. A currently dated consent of the independent public accountant should be provided in all amendments to the registration statement.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Angela Halac at (202) 551- 3398 with any questions regarding accounting issues and you may contact Janice
McGuirk at (202) 551-3395 with any other questions.


		Sincerely,




      John Reynolds
      Assistant Director


cc:	Fax: (604) 831-2735